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SEC 1344
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Previous     information contained in this form are not required to respond
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                     UNITED STATES                           OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0058
                Washington, D.C. 20549                 Expires: April 30, 2009
                                                       Estimated average burden
                     FORM 12b-25                       hours per response...2.50

              NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                          CUSIP NUMBER

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:   June 30, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Escala Group, Inc.
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Full Name of Registrant


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Former Name if Applicable


623 Fifth Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10022
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

          The Audit Committee of the Board of Directors of the Company has undertaken an independent review of Escala's dealings with Afinsa Bienes Tangibles, S.A. ("Afinsa"), the Company's majority shareholder. The Committee has not yet completed this review, which is expected to be finalized shortly. The Company also requires additional time to assess the impact of applying Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, relating to the discontinuation of the Company's global supply operations with Afinsa and the termination of all business dealings with Afinsa.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Matthew Walsh               212                        421-9400
           (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company's management and Board of Directors have agreed to a plan to discontinue the Company's stamp supply businesses that were previously selling to Afinsa, the Company's major customer and majority shareholder. Accordingly, the Company has segregated such operating results, assets and liabilities from its continuing operations and intends to classify them as discontinued operations in its consolidated financial statements for all periods to be presented. As a result of the shutdown, the Company reduced its workforce related to these businesses and expects to write-off certain assets related to its stamp supply operations. The Company expects to record charges in the fourth quarter of its fiscal year ended June 30, 2006 of approximately $2.6 million for severance benefits and professional fees, and approximately $11.2 million to write-off related party accounts receivable from Afinsa. Further resulting from its lost relationship with Afinsa, which was a major supplier of philatelic material to the Spanish stamp market and a major sales channel for the Company's Collectibles segment, the Company expects to record a write-down of approximately $15.6 million to state its inventory at current fair market value as of June 30, 2006. Each of these amounts is expected to be recorded as discontinued operations in the Company's consolidated financial statements for the year ended June 30, 2006. The Company's consolidated statement operations and cash flows for the year ended June 30, 2005 and 2004 will also be reclassified to give effect to the above-mentioned discontinued operations.

          In addition, in the fourth quarter of its fiscal year ended June 30, 2006, the Company expects to record an approximately $12.5 million charge in its continuing operations, related to the impairment of goodwill and intangible assets in its collectibles segment. As a result of its cessation of business with Afinsa, the Company's estimates of future cash flows no longer support a fair value that is excess of the segment's book value.

          The Company cannot make a reasonable estimate of its results of operations for the year ended June 30, 2006 because (1) the Audit Committee of the Board of Directors has not yet completed its review of the Company's dealings with Afinsa and therefore the Company cannot assess the impact of the results of such review, and (2) the Company is still evaluating the impact of applying Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

                               Escala Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 14, 2006                    By  Matthew Walsh
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).